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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                         For the month of February 2004




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F      X                   Form 40-F
                   -----------                        -----------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes                                No                  X
                       -----------                        ------------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)






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         This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).










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                                    SIGNATURE
                                    ---------

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCOLOMBIA S.A.
                                                (Registrant)




Date: February 27, 2004             By  /s/  JAIME ALBERTO VELASQUEZ B.
                                       ----------------------------------
                                    Name:  Jaime Alberto Velasquez B.
                                    Title:  Vice President of Finance


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[BANCOLUMBIA LOGO]



               BANCOLOMBIA'S GENERAL SHAREHOLDERS MEETING APPROVED
            PAYMENT OF A PS$272 PER SHARE DIVIDEND PAYABLE QUARTERLY
                               AND OTHER DECISIONS



February 26, 2004. Medellin, Colombia. BANCOLOMBIA S.A. (NYSE: CIB)
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The General Shareholders Meeting of BANCOLOMBIA held on February 26, 2004, in
Medellin, approved the proposal made by the Board of Directors to distribute profits.



Net Income (Unconsolidated)                               Ps 309,771,611,553.06

Amount to withdraw from the last fiscal year's
 Reserve Fund for future distribution of dividends
PS 81,598,380,114.24

For the legal Reserve Fund                                Ps  30,977,161,155.31

Reserve ordered by Edict 2336 of 1995, resulting
from the valuation of investments at market prices        Ps  30,507,584,875.91

In order to pay a dividend to 398,259,608 ordinary
shares and 178,435,787 shares with preferential
dividends and no voting rights, underwritten and
paid through December 31, 2003, of PS$272/share,
payable at PS$68/share per quarter from the first
working day of each calendar quarter of the year
(April 1st, July 1st,October 1st 2004 and January
3rd 2005).                                                Ps 156,861,147,440.00

    -------------------------------------------------------------------------

Net Position for the Period                              Ps   91,425,718,081.84

Available to the General Shareholders
Assembly for future distributions                        Ps  173,024,098,196.08

The following proposals were also approved at this General Shareholders Meeting:

- Appointment of Deloitte & Touche Ltda. as external auditors (REVISOR FISCAL) for the period 2004 through 2006.

- Appointment of the following individuals as members of the Board of Directors of BANCOLOMBIA:

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CONTACTS

JAIME A. VELASQUEZ          MARIA A. VILLA                   WWW.BANCOLOMBIA.COM
FINANCIAL VP                IR MANAGER                       FAX: (574) 2307208
TEL.: (574) 5108666         TEL.: (574) 5108866
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[BANCOLUMBIA LOGO]

                  DIRECTORS                     ALTERNATE DIRECTORS

             Juan Camilo Ochoa Restrepo         Luis Mariano Sanin Echeverri
             Carlos E. Piedrahita Arocha        Luis Alberto Zuleta Jaramillo
             Jose Alberto Velez Cadavid         German Botero Arango
             Gonzalo Alberto Perez Rojas        Federico Echavarria Restrepo
             Ricardo Sierra Moreno              Maria Angelica Arbelaez Restrepo


- Amendment of by-laws providing for the position of Alternate Client Defender and establishing that either the President or the Vice President and Secretary shall sign the minutes of the Board of Directors' meetings.

- Appointment according to Colombian regulations of Luis Javier Lopera as BANCOLOMBIA's Client Defender (DEFENSOR DEL CLIENTE) and Rodrigo Palacio as Alternate Client Defender.

- Approval of BANCOLOMBIA's individual and consolidated financial statements as of December 31, 2003 and the corresponding notes to financial statements.

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CONTACTS

JAIME A. VELASQUEZ          MARIA A. VILLA                   WWW.BANCOLOMBIA.COM
FINANCIAL VP                IR MANAGER                       FAX: (574) 2307208
TEL.: (574) 5108666         TEL.: (574) 5108866